EXHIBIT 4.1



                             AVALON PROPERTIES, INC.


                    Amendments to Amended and Restated ByLaws

1. A new Section 1.14 is hereby added to Article I of the Amended and Restated ByLaws, which reads in its entirety as follows:

         1.14. Control Share Acquisition. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the Corporation. Subject to the provisions of Article X of these bylaws, this section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares, and upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.